

Mail Stop 3720

April 8, 2008

Mr. Bent Helvang
Chairman
Bark Group, Inc.
Ostergade 17-19, 3rd Floor
DK-1100 Copenhagen K
DENMARK

Re: **Bark Group, Inc.**
          Registration Statement on Form S-1
          Filed March 14, 2008
          File No. 333- 149718

Dear Mr. Helvang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the sale of 4,642,151 shares of common stock by selling shareholders. We also note statements contained in the advisory agreements with DeBondo Capital and PacificWave relating to the filing of this Form S-1 as one step in the effort "for the direct registration and listing of Bark and its issued share capital" and the statement in the Bark Corporation Funding Agreement that Bark Corporation was established with the aim to quote the company's shares on the OTCBB and, subsequently, list such shares on the AMEX. (Exhibits 10.10, 10.13, and 10.22, and 10.18, respectively)

Given the timing of the offering in relation to the reverse merger and the nature of several of the selling shareholders (insiders of the operating company), the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4)

Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. Please refer to Telephone Interpretation D-29, available at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, for guidance in distinguishing secondary offerings from primary offerings. Alternatively, revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters.

Prospectus Summary, page 3

Corporate Organization, page 7

2.   Briefly discuss the business reasons for the reverse merger. We note that these transactions have usually occurred in order for the private company to become a public company through the merger.

3.   Move your corporate organizational chart (currently on page 37) to this section.

<u>Risk Factors, page 11</u>

4.   Your risk factor disclosure contains several risks that could apply to any company or any business. For example, the risk factors contained under the headings "Unfavourable economic conditions…" and "If we are unable to collect balances…" should be revised in order to disclose and discuss particular risks to the company or the offering. Set forth each risk factor under a subheading that adequately describes the risk.

<u>The loss of our key customers could cause significant reduction in our business, page 12</u>

5.   Identify the three customers referred to in the risk factor, and confirm in your response letter that as far as you know none of these three companies are experiencing financial distress. We note your later risk factor highlighting this possible concern.

<u>As there is a substantial doubt as to our ability to continue as a going concern, there is a significant risk that our business could fail, page 13</u>

6.   Move this risk factor to the forefront of this section and highlight the company's operating losses to date.

<u>Our business strategy of development through acquisitions and investments can be risky, page 14</u>

7.   Revise the last sentence of this risk factor to remove the implication that you have any earnings to date.

<u>There is no assurance that we will secure any financing through our engagement agreement with PacificWavePartners Limited, page 15</u>

8.   If you are not successful in raising $10 million through the sale of equity securities, clarify what effect the Repurchase and Lock Up Agreements will have on this offering.

<u>Sales of a substantial number of shares of our common stock into the public market by the selling shareholders named in this prospectus may result in significant downward pressure on the price of our common stock, page 19</u>

9.   Expand this risk factor to highlight the potential dilutive effect of shares that will become available for resale pursuant to Rule 144 and shares that may be issued in connection with the anticipated $10 million equity financing.

Selling Stockholders, page 22

10.   Tell us in your response letter whether any of the selling stockholders will be able
       to see their shares pursuant to Rule 144 once the company becomes a reporting
       company pursuant to the Securities Exchange Act of 1934.

Plan of Distribution, page 26

11.   We note the disclosure that no selling stockholder has any agreement or
       understanding, directly or indirectly, with any person to resell the shares covered
       by this prospectus. Please reconcile with the arrangements set forth in Exhibit
       10.20.

Sales Pursuant to Rule 144, page 27

12.   We note your statement that none of your shares currently may be resold pursuant
       to Rule 144. However, it appears that shares being registered for resale have been
       held for more than 1 year by non-affiliates. Please advise.

Reverse Acquisition Transaction of Bark Corporation, page 41

13.   We note the discussion of the Repurchase Agreement contained on page 42.
       Please disclose the business purpose for the parties entering into such agreement
       within the broader context of the reverse merger, including all incentives for the
       Exwal shareholders, as it appears that such shareholders have agreed to the
       reverse merger and to surrender their shares at a much lower price ($0.001) than
       their initial investment.

14.   We note your statement that transfer of the remaining 12.5% minority interest in
       Bark Corporation following the reverse merger was authorized by the articles of
       association of Bark Corporation. Indicate whether your legal conclusion is based
       upon an opinion of counsel. Confirm through additional disclosure that the
       exchange ratio for the minority shares was the same as for the principal
       shareholders representing 87.5% of Bark Corporation. Also, indicate whether any
       of the minority shareholders have expressed opposition to the reverse merger.

Agreement with DeBondo Capital, page 42

15.   We note your discussion of the indemnification towards the end of this section
       and the condition that audited financial statements for the year ended
       September 30, 2007 which do not conflict with those presented in the share
       purchase agreements be delivered. The share purchase agreements appear to
       contain financial statements for a year ended December 31, 2007. Please advise
       or revise.

16.   We also note the condition for indemnification relating to the absence of repurchases by June 30, 2008. Please revise to disclose how such clause operates since it appears that no repurchases will be allowed until <u>after</u> June 30, 2008.

Management's Discussion & Analysis of Financial Condition, page 60

17.   Expand to include an overview section addressing management's reasons for engaging in the reverse merger. Also address the reasons for becoming a U.S. reporting company when the company's business is overseas. Discuss any plans to expand the company's business in the U.S. and what factors management will consider in deciding whether to acquire Anaconda TV.

18.   We note the statement on page 13 that the going-concern opinion delivered by your auditors relates to your negative working capital, which has been caused by a delay in obtaining a confirmed long-term financing. Please revise your MD&A to detail the circumstances of such delay.

19.   Please revise to include an overview of your known contractual obligations in tabular format. Please refer to Item 303(a)(5) of Regulation S-K for further guidance.

Results of Operations, page 63

Revenue, page 63

20.   We note your statement on page 64 that you "anticipate" a larger customer base and the increased number of revenue generating professionals contributing to greater revenue in fiscal 2008 as compared to 2007. Balance this statement with a discussion of management's expectation about expenses for 2008 and whether management expects the increase in revenues to result in a decrease in the company's net loss in 2008.

Liquidity and Capital Resources, page 66

21.   In view of the uncertainties concerning your company's continued existence as a going concern, please revise to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Discuss the issuance of a going concern opinion by your auditors and provide a more detailed description of management's specific, viable plans for overcoming your financial difficulties and management's assessment of the likelihood that such plans can be effectively implemented. For example, while we note reference to the $10 million financing with PacificWave as a member of DeBondo's "Broker/Dealer Network" elsewhere in your registration statement, it is not discussed in your MD&A.

Those elements of your plans that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. The plans should include exactly who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.

Executive Compensation, page 75

22.   Revise to include the disclosure required by Item 402(b) of Regulation S-K (compensation discussion and analysis).

Financial Statements of Bark Corporation A/S, page F-3

23.   We refer to the acquisition of Bark Corporation on February 29, 2008 by Bark Group, Inc. When a reverse acquisition or recapitalization occurs after the latest balance sheet date, the financial statements of the accounting acquirer should be retroactively restated to reflect the capital structure of the legal acquirer. In this case, the financial statements of Bark Corporation should be retroactively restated to reflect the capital structure of Bark Group, Inc., reflecting the exchange ratio and the new par value. However, the issuance of shares by Bark Group in the acquisition transaction will be reflected in the financial statements for the period ended March 31, 2008. Please revise accordingly

24.   In addition, the financial statements should be labeled as those of Bark Group since it will now reflect the capital structure of Bark Group. You should also revise the calculation of loss per share for all periods to reflect the capital structure of Bark Group.

25.   Please delete the pro forma balance sheet presented at page 58, since the acquisition of Bark Corporation A/S is accounted for as a recapitalization, rather than a business combination.

Note 3 - Acquisitions, page F-12

26.   We refer to the 651 shares of Class B redeemable stock in Bark Advertising. Please tell us your basis for determining the fair value of the shares at the date of acquisition.

Note 12 - Minority Interests, page F-19

27.   We refer to the Class B redeemable stock of Bark Advertising. We note that you
        have recorded these shares as a minority interest with a value of $1,875,000 at
        December 31, 2007. Please tell us how you evaluated the redemption provisions
        of the Class B shares to determine the balance sheet classification. In your
        response, please tell us how you considered the guidance provided in EITF Topic
        D-98 and SFAS No. 150 in your analysis.

28.   We note that the Class B shareholders are entitled to receive 20% of Bark
        Advertising's 2007 after-tax profit. Please tell us how you accounted for this
        allocation if applicable.

*****

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated
  authority, declare the filing effective, it does not foreclose the
  Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to
  delegated authority, in declaring the filing effective, does not
  relieve the company from its full responsibility for the adequacy
  and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael H. Taylor, Esq.
Fax: (604) 685-7084